Form 51-102F3

Material Change Report

PART 1 GENERAL INSTRUCTIONS AND INTERPRETATION

(a) Confidentiality

          If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b) Use of “Company”

          Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

          The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

          If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

          Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Natcore Technology Inc.
189 N. Water Street
Rochester, New Jersey, 14604-1163 USA

Item 2	Date of Material Change

July 9, 2015

Item 3	News Release

A news release was disseminated on July 9, 2015 through the facilities of Stockwatch.

Item 4	Summary of Material Change

The Company has developed a new solar cell structure which may allow for the elimination of silver from the finished solar cell.

Item 5	Full Description of Material Change

The Company’s scientists have developed a new solar cell structure that will simplify the production process. Natcore’s new cell is an advancement of the silicon heterojunction (SHJ) cell structure. The new cell structure – which can be achieved only through Natcore’s proprietary laser processing technology – may allow for the complete elimination of silver from the finished silicon solar cell, which if possible will reduce production costs. Natcore’s new cell is an all-back-contact heterojunction structure using thin amorphous silicon layers in combination with a standard crystalline silicon solar wafer. The cell could utilize a novel packaging approach in which a flex circuit is directly bonded to multiple, small contact pads by high-speed laser fusion.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (585) 286-9182

Item 9	Date of Report

July 10, 2015